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                             May 17, 2024

       David L. Gamsey
       Chief Financial Officer
       FIRST ADVANTAGE CORP
       1 Concourse Parkway NE, Suite 200
       Atlanta, GA 30328

                                                        Re: FIRST ADVANTAGE
CORP
                                                            Registration
Statement on Form S-4
                                                            Filed April 29,
2024
                                                            File No. 333-278992

       Dear David L. Gamsey:

              We have conducted a limited review of your registration statement and have the following comment.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

       Registration Statement on Form S-4 filed April 29, 2024

       The Transaction, page 38

   1. Please include a section discussing First Advantage's reasons for the Merger. In this regard, we note that
you only include such a discussion in connection with the
                                                        recommendation of the
Sterling Board, including in the section titled "Sterling's Reasons for the Transaction;
Recommendation of the Sterling Board of Directors" on page 51.
                                                        Refer to Item 4(a)(2)
of Form S-4.
               We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

              Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.
 David L. Gamsey
FIRST ADVANTAGE CORP
May 17, 2024
Page 2

       Please contact Kate Beukenkamp at 202-551-3861 or Taylor Beech at 202-551-4515 with any other questions.



                                                       Sincerely,
FirstName LastNameDavid L. Gamsey
                                                       Division of Corporation
Finance
Comapany NameFIRST ADVANTAGE CORP
                                                       Office of Trade &
Services
May 17, 2024 Page 2
cc:       Mark C. Viera
FirstName LastName